

Mail Stop 3561

October 8, 2009

Robert N. Fisch
Chief Executive Officer
rue21, inc.
800 Commonwealth Drive
Suite 100
Warrendale, Pennsylvania 15086

> **Re: rue21, inc.**
> **Registration Statement on Form S-1**
> **Filed September 10, 2009**
> **File No. 333-161850**

Dear Mr. Fisch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We will process your amendments without pricing information. As the price you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once pricing information is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the pricing information on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Prior to the effectiveness of the company's registration statement, please inform us as to

whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the FINRA.

3.   We note the reference to artwork immediately following the prospectus cover page and on the back cover page. Please provide us with copies of the artwork and note that we may have comments on its content. Please note that inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations.

4.   We note no page 70 that your company has enacted equity based compensation programs. Please provide the disclosure required by Item 201(d) of Regulation S-K.

Prospectus Cover Page

5.   Please provide the complete legend required by tem 501(a)(7) of Regulation S-K, which refers to "adequacy or accuracy" of the prospectus. You currently only refer to "accuracy."

Use of Proceeds, page 29

6.   Once the pricing information has been included in an amendment addressing comment 1 above, please clearly state the specific amount of debt that will be repaid from the proceeds of this offering and any amount retained for working capital. Consider providing such information in tabular format.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

7.   We believe your MD&A section could benefit from an expanded "Overview" section that offer investors an introductory understanding of rue21. A good introduction, accordingly, might include insight into material challenges, risks and material trends and uncertainties. To the extent known, provide insight into challenges and risks of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

8.   You state on page 36 that "New stores generate on average between $900,000 and $1.1 million in net sales per store." Please revise to reflect that there is no guarantee that stores opened in the future will generate the same sales.

Results of Operations, page 38
General

9.   In order to provide additional useful information for investors, please expand your operating data disclosure to present a roll forward of the number of retail store locations (i.e. the number of stores open at the beginning of the period plus stores opened less stores closed equals the number of stores open at the end of the period).

10.   Please provide a narrative discussion of the extent to which your increases in net sales are attributable to increases in prices or to increases in the volume or amount of goods being sold.

Twenty-Six Weeks Ended August 1, 2009 Compared to Twenty-Six Weeks Ended August 2, 2008
Net Sales and Gross Profit, page 39

11.   Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods (e.g. disclose the increase in sales attributed to newly opened stores compared to same store sales and explain the changes comparable store sales, etc). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts. Your revised variance analysis should fully explain the changes between periods for each income statement line item. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

12.   In connection with the previous comment, please provide additional disclosure explaining the changes between periods in the sales mix between merchandise categories (i.e. girls' apparel, girls' accessories, and guys' apparel and accessories) in line with the information presented on page 39.

Selling, General and Administrative Expenses, page 39

13.   Please revise your analysis to provide a more complete quantification of the causal factors that led to variances in selling, general, and administrative expenses. Your revised analysis should quantify the change between periods resulting from store operating expenses and other material components of this line item.

Liquidity and Capital Resources
Operating Activities, page 43

14.   Please provide an analysis of the changes in your inventory levels during each period for which financial statements are presented. For example, explain the effect of factors such as new store openings and seasonal fluctuations on inventory levels. Your analysis should explain management's plans to sell the inventory currently on hand considering the current and expected economic environment. In addition, please explain management's process for estimating appropriate inventory levels in the context of managing your capital position.

Contractual Obligations, page 45

15.   Please revise to provide a narrative explaining what is included in the operating lease obligations line item of your contractual obligations table. For example, please disclose whether the amounts presented include costs dictated by your operating leases such as

taxes, insurance, and other common area maintenance charges. Also, please provide a discussion of the impact of these types of costs on your operating lease obligations. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to SEC Release No. 33-8350.

16.   It appears from your disclosure on page 16 that you are currently upgrading your distribution facility which is expected to be completed by the first quarter of fiscal year 2010. Please disclose whether you have any commitments related to this project and, if so, revise your contractual obligations table accordingly.

Share-Based Compensation, page 47

17.   It appears from the disclosure under Item 15 on page II-2 that that you issued stock options to purchase 464,500 shares of your common stock at an exercise price of $0.005 per share on August 1, 2006, stock options to purchase 102,500 shares of your common stock at an exercise price of $0.39 during the period from January through August, 2007 and stock options to purchase 374,500 shares of your common stock at an exercise price of $8.00 on January 4, 2008. Please revise the tabular disclosure presented here to include these options.

18.   We note your disclosure on page 48 which states the fair value of the common stock was estimated at the time of each grant. This disclosure appears to be inconsistent with the disclosure provide in the table with shows the effective valuation dates for the common stock of August 4, 2007, August 2, 2008 and August 1, 2009. Please provide a detailed discussion to support your use of a valuation date other than the date of grant and cite the specific authoritative literature you utilized to support your accounting treatment. Refer to the guidance in FASB ASC 718-10-30-6.

19.   Please bridge your fair value per share determinations to the current estimated IPO price per share. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Identify all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value. Also, indicate when discussions were initiated with your underwriter(s).

Business, page 52

20.   Please discuss the nature and results of your bankruptcy in 2002- 2003.

21.   Please discuss the seasonal aspects of your business. See Item 101(c)(v) of Regulation S-K.

22.   Based on your table on page 57 and your statement on page 52, "While our girls apparel category currently represents the majority of our net sales, we believe the expansion of our guys apparel and accessories category presents a significant opportunity for us," please provide a narrative based on gender differentiated revenue streams and how growth or

declines for girls and guys sales would impact your company. See Item 303(a)(3)(ii) of regulation S-K

23.   We note your statement on page 52 that you "face limited direct competition in our markets." Please revise this disclosure and the disclosure in the prospectus summary to also mention the competition you face from large value retailers, as disclosed on page 60.

24.   Please provide a basis for your statement made on pages 53 and 57 that your customers visit your stores several times per week. Otherwise, please remove.

25.   You state on page 54 that "rue21 etc!" layout conversions "generate return on investment in excess of 30%." Please disclose the time period over which return on investment is calculated.

26.   Please indicate whether the percentages in the table on page 57 are based on sales, profit, or some other measure.

27.   We note your competition discussion on page 60. Please further discuss the competition you face form large value retailers, including competitive position, principal methods of competition, and positive and negative factors pertaining to the competitive position of the registrant. See Item 101(c)(x) of regulation S-K.

Corporate Governance, page 63

28.   Please provide the disclosure required by Item 407(a) of Regulation S-K.

Executive Compensation, page 66

29.   In your Compensation Discussion and Analysis please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. Discuss the policies for allocating between long-term and currently paid out compensation and the policies for allocating between cash and non-cash compensation. See Item 402(b)(1)(vi) and (2)(i) and (ii) of Regulation S-K.

30.   We note the disclosure on page 66 that "the compensation paid to our named executive officers for fiscal year 2008 is not necessarily indicative of how we will compensate our named executive officers following this offering." To the extent that you have made changes to the compensation policy or are aware of changes that will be made after this offering is complete, please discuss. We direct your attention to Instruction 2 to Item 402(b) of Regulation S-K.

31.   Please explain the statement on page 68 that "because historical annual salary increases have been based on our President and Chief Executive Officer's subjective assessment of each named executive officer's and our overall performance and other factors described

above, and not by reference to performance as compared to pre-determined quantitative performance objectives, we have determined that the corporate and individual performance objectives for fiscal 2008 are not material in the context of our executive compensation policies or decisions for that fiscal year." We direct your attention to Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K. Corporate and individual performance objectives, qualitative or quantitative, used in determining the annual base salary would appear to be material, especially given the significant portion of total compensation of the named executive officers attributable to base salary.

32.   We note several references to individual performance in determining base salary and bonus compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

33.   You state on page 69 that "each of the Spring and Fall selling seasons carried a weight of 25% of the total bonus target amount while our annual Adjusted EBITDA target carried a weight of 50% of the total bonus target amount." Please further clarify this statement. Were there separate Adjusted EBITDA targets for each of the Spring and Fall seasons? Was performance during each of these three periods compared separately to different target amounts or was performance for the year combined and then compared to sum of these weighted averages? To the extent there were separate Adjusted EBITDA targets for the seasons, provide these targets or provide a detailed analysis as to why they are not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

34.   You state on page 69 that for fiscal year 2008 "the annual cash bonus was linked to the achievement of Adjusted EBITDA within a range of $28.0 million to $34.5 million." However the table at the bottom of page 69 only refers to percentages of "Adjusted EBITDA Target." Please disclose what point in the range was used as the target.

35.   Please disclose actual Adjusted EBITDA performance for fiscal 2008.

Principal and Selling Stockholders, page 84

36.   We note the statement in footnote 2 that Messrs. Megrue and Pellegrini may be deemed to be the beneficial owners of the shares owned by SKM Equity Fund II and SKM Investment Fund II. It is unclear why these shares are not included in the beneficial ownership column for Messrs. Megrue and Pellegrini. Please advise or revise. This comment also applies to the shares of BNP Paribas, which footnote 8 states may be beneficially owned by Mr. Darrel.

Certain Relationships and Related Party Transactions, page 86

37.   Please disclose to explain your statement on page 86 that you "expect" that the letter

agreement with Apax Partners, L.P. will be terminated in connection with the offering.

38.   You state on page 65 that you do not currently have a code of business conduct and ethics. Please revise your disclosure to clearly indicate whether the procedures discussed on page 87 were in effect at the time the agreements disclosed on page 86 were executed. See Item 404(b) of Regulation S-K.

39.   Please clarify whether the procedures discussed on page 87 are substantially the same as the code of business conduct and ethics that will be available on your website upon completion of the offering.

Description of Capital Stock, page 88

40.   We note your statement on page 88 that all shares outstanding will be "validly issued, fully paid, and nonassessable." This is a legal conclusion that the company is not qualified to make. Either attribute this statement to counsel and file counsel's consent to be named in this section, or delete your statement.

Description of Indebtedness, page 91

41.   Please further disclose the nature of the contractual restrictions under your senior secured credit facility that may limit your ability to pay dividends, as mentioned on page 27.

Underwriting, page 98

42.   On page 100 you indicate that "certain of the underwriters and their respective affiliates have from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses." Please revise to more fully describe these relationships.

Consolidated Financial Statements
General

43.   Please note the financial statement updating requirements of Article 3-12 of Regulation S-X and provide an updated consent from your independent accountant with any amendments.

Notes to Consolidated Financial Statements
Note 1 – Business and Summary of Significant Accounting Policies
Merchandise Inventory, F-8

44.   Please revise your disclosure to provide your accounting policy for broken assortments (i.e. where a full size range is no longer in stock). Also, please disclose the financial statement line item where inventory reserves are recorded.

45.   Please revise your critical accounting policies to explain how seasonal fluctuations affect

the determination of merchandise inventory levels (e.g. the build-up of inventory levels prior to the back-to-school and holiday selling seasons) compared to other relevant factors. Your revised disclosure should explain how inventory in the distribution channel and the introduction of new products affects the process for determining appropriate inventory levels. In addition, please disclose how you consider the effect that new merchandise will have on customer demand for products currently on hand.

Revenue Recognition, F-9

46. We note that sales revenues are presented net of allowances for returns and merchandise discounts. Please revise your critical accounting policies to disclose the nature and amounts of revenue dilution (e.g., product returns, discounts for early payment or volume discounts, and other allowances). Your critical accounting policy should explain how you assess returns of products and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. Your revised disclosure should provide management's assessment of the likelihood that there will be changes in the assumptions used to calculate these amounts and the potential effect of the difference between estimated and actual amounts on your operating results.

47. Please revise your disclosure to provide your accounting policy for your customer loyalty program (i.e. "rueBucks") and cite the specific authoritative accounting literature utilized to support your accounting treatment.

48. Please disclose the amounts due from credit card, debit card, and electronic benefit transfer transactions and where these amounts are classified in your balance sheet and statement of cash flows. In addition, please revise your disclosure to include your accounting policy for these types of transactions and the number of days' sales typically due from third-party credit card vendors.

49. Please explain your consideration of the legal obligation to remit unredeemed gift card balances to relevant jurisdictions prior to recognizing gift card breakage income. In addition, please disclose the financial statement line item where gift card breakage income is recognized.

Note 5 – Share Based Payment, F-14

50. We note that you did not record a share-based compensation charge during the fiscal year ended January 31, 2009. However, it appears that 126,500 stock options were granted during this period and that prior period stock option grants vested during this period. Please provide a detailed discussion of why a share-based compensation charge was not recorded during this period or revise your financial statements as necessary. Please refer to the guidance in FASB ASC 718-10.

Exhibits

51.   We note that the company has not filed several exhibits, such as the underwriting agreement
        and legality opinion. We review and frequently comment on these exhibits. Please allow
        sufficient time for us to do so.

52.   We note the credit agreement filed as Exhibit 10.5 does not include the exhibits and
        schedules to the agreement. Additionally the lease filed as Exhibit 10.8 does not contain
        Exhibit D, the declarations of covenants, conditions and regulations. Please file these
        exhibits in their entirety pursuant to Item 601(b)(10) of Regulation S-K.

* * * * *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. In your responses,
please include the page numbers of the amendment where we can find the changes. Please
understand that we may have additional comments after reviewing your amendment and responses
to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
     effective, it does not foreclose the Commission from taking any action with respect to the
     filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
     the filing effective, does not relieve the company from its full responsibility for the adequacy
     and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in
     any proceeding initiated by the Commission or any person under the federal securities laws of
     the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Joshua N. Korff, Esq.
        Fax (212) 446-4900